# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Origination II (Levered) Capital Trust, CIK 0002052152
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002011937
Persons authorized to receive notices and communications: David W. Blass, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 212-455-2000; Steven Grigoriou, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 212-455-2000

## Reporting persons
- Apollo Origination Partnership II (Levered AIV), L.P. (CIK 0002064379): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,467,987.44; sole dispositive power 0; shared dispositive power 23,467,987.44; aggregate amount beneficially owned 23,467,987.44 (100% of the class)
- Apollo Origination Advisors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,467,987.44; sole dispositive power 0; shared dispositive power 23,467,987.44; aggregate amount beneficially owned 23,467,987.44 (100% of the class)
- Apollo Origination Advisors II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,467,987.44; sole dispositive power 0; shared dispositive power 23,467,987.44; aggregate amount beneficially owned 23,467,987.44 (100% of the class)
- APH Holdings (DC), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,467,987.44; sole dispositive power 0; shared dispositive power 23,467,987.44; aggregate amount beneficially owned 23,467,987.44 (100% of the class)
- Apollo Principal Holdings B GP, LLC (CIK 0002011937): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,467,987.44; sole dispositive power 0; shared dispositive power 23,467,987.44; aggregate amount beneficially owned 23,467,987.44 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: Apollo Origination II (Levered) Capital Trust
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Comment: This Statement on Schedule 13D relates to common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Apollo Origination II (Levered) Capital Trust, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Issuer" or the "Company"). The Reporting Persons (as defined below) were initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. On September 11, 2025, the Reporting Persons purchased shares of Common Shares representing more than two percent of the outstanding Common Shares during the prior twelve-month period. Therefore, the Reporting Persons are no longer eligible to file a Schedule 13G under Rule 13d-1(d) and are now filing this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. Apollo Origination Partnership II (Levered AIV), L.P., a Cayman Islands exempted limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

ii. Apollo Origination Advisors II, L.P., a Cayman Islands exempted limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

iii. Apollo Origination Advisors II GP, LLC, a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019;

iv. APH Holdings (DC), L.P., a Cayman Islands limited partnership with a principal business address of 190 Elgin Avenue, George Town, Grand Cayman, E9 KY1-9808; and

v. Apollo Principal Holdings B GP, LLC, a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019.
Residence or business address:
Apollo Origination Partnership II (Levered AIV), L.P. directly holds 23,467,987.4393 Common Shares. Apollo Origination Advisors II, L.P. is the general partner of Apollo Origination Partnership II (Levered AIV), L.P. Apollo Origination Advisors II GP, LLC is the general partner of Apollo Origination Advisors II, L.P. The sole member of Apollo Origination Advisors II GP, LLC is APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is the general partner of APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is managed by a board of managers consisting of Marc Rowan, Scott Kleinman and James Zelter.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On January 21, 2025, the Apollo Origination Partnership II (Levered AIV), L.P. entered into a subscription agreement with the Issuer (the "Subscription Agreement") whereby Apollo Origination Partnership II (Levered AIV), L.P. agreed to purchase Common Shares for an aggregate purchase price equal to $800,000,000 (the "Capital Commitment"). Pursuant to the Subscription Agreement, Apollo Origination Partnership II (Levered AIV), L.P. will be required to make capital contributions to purchase Common Shares at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer's anticipated investment activities and capital needs in an aggregate amount not to exceed the Capital Commitment.

On January 24, 2025, the Issuer issued 22,533,408 Common Shares to Apollo Origination Partnership II (Levered AIV), L.P. in connection with the Issuer's initial reorganization transaction.

On September 2, 2025, the Issuer delivered a capital drawdown notice to Apollo Origination Partnership II (Levered AIV), L.P., pursuant to which Apollo Origination Partnership II (Levered AIV), L.P. was obligated to make a capital contribution to purchase 934,579.4393 Common Shares at $26.75 per Common Share for an aggregate purchase price of $25,000,000. The purchase closed on September 11, 2025 when NAV was determined and the Common Shares were deemed issued on September 9, 2025. The Common Shares were paid for from Apollo Origination Partnership II (Levered AIV), L.P.'s invested capital.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Subscription Agreement, a copy of which is attached as Exhibit B hereto and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities that are held directly by Apollo Origination Partnership II (Levered AIV), L.P. and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D is occasioned solely by the Reporting Persons' beneficial ownership of more than 5% of the presently outstanding Common Shares of the Issuer as a result of the investments described in the Item 3. The Reporting Persons' ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

When permitted by applicable law, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Except as described herein, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

Calculation of the percentage of the Common Shares beneficially owned is based on 23,467,987.4393 Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Apollo Origination Partnership II (Levered AIV), L.P. directly holds 23,467,987.4393 Common Shares. Apollo Origination Advisors II, L.P. is the general partner of Apollo Origination Partnership II (Levered AIV), L.P. Apollo Origination Advisors II GP, LLC is the general partner of Apollo Origination Advisors II, L.P. The sole member of Apollo Origination Advisors II GP, LLC is APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is the general partner of APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is managed by a board of managers consisting of Marc Rowan, Scott Kleinman and James Zelter. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or Messrs. Rowan, Kleinman and Zelter is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person and Messrs. Rowan, Kleinman and Zelter expressly disclaims beneficial ownership of such Common Shares and any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons, to the best of the knowledge of such persons, has effected any transaction in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Pursuant to the Subscription Agreement, the Reporting Persons have agreed to purchase Common Shares from the Issuer for an aggregate purchase price of up to $800,000,000. As of the date hereof, $25,000,000 of the Reporting Persons' Capital Commitments have been drawn down by the Issuer. Additional purchases of Common Shares for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Subscription Agreement. The purchase price for future drawdown dates will be the Drawdown Purchase Price (as defined therein). The assignability and transferability of the Common Shares are governed by the Second Amended and Restated Agreement and Declaration of Trust and the Subscription Agreement, each of which imposes substantial restrictions on transfers.

In particular, shareholders may not make any transfer of their Common Shares unless (i) the Issuer's investment adviser, in its sole discretion, gives its consent and, if required by the Issuer's lending arrangements, the lenders give consent and (ii) the transfer is made in accordance with applicable securities laws. In addition, shareholders may not transfer, including pursuant to any tender offer by the Issuer, any of their Shares prior to the expiration of their commitment period, which ends on August 1, 2027. No transfer will be effectuated except by registration of the transfer on Issuer' books.

The foregoing descriptions of the Subscription Agreement and Second Amended and Restated Agreement and Declaration of Trust do not purport to be complete and are qualified in their entirety by reference to the Form of Subscription Agreement and Second Amended and Restated Agreement and Declaration of Trust, copies or forms of which are attached as Exhibit B and Exhibit C, respectively, hereto and are incorporated herein by reference.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Signature Page
Exhibit A Joint Filing Agreement
Exhibit B Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Issuer's registration statement on Form 10, filed on January 28, 2025).
Exhibit C Second Amended and Restated Agreement and Declaration of Trust (Incorporated by reference to Exhibit 3.1 to Amendment No. 1 of the Issuer's registration statement on Form 10, filed on March 27, 2025).

## Signatures
- Apollo Origination Partnership II (Levered AIV), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (09/15/2025)
- Apollo Origination Advisors II, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (09/15/2025)
- Apollo Origination Advisors II GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (09/15/2025)
- APH Holdings (DC), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (09/15/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary, See Exhibit 99.1 (09/15/2025)